Satcon Technology Corporation

25 Drydock Avenue

Boston, MA  02210

May 4, 2012

BY EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:	Amanda Ravitz
Assistant Director

	Re:	Satcon Technology Corporation
Registration Statement on Form S-3
Filed April 6, 2012
File No. 333-180613

Dear Ms. Ravitz:

This letter is submitted on behalf of Satcon Technology Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-3 (the “Registration Statement”) filed on April 6, 2012, as set forth in your letter dated April 17, 2012 to Charles S. Rhoades (the “Comment Letter”).  The Company is concurrently filing via EDGAR Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes that principally reflect responses to certain of the Staff’s comments.

For reference purposes, the text of the Staff comments contained in the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.

Prospectus Summary

Comment No. 1

Please revise your prospectus summary to include disclosure of your history of operating losses, accumulated deficit and substantial indebtedness.  Please also confirm to us that any prospectus supplement used in connection with this registration statement will contain similar disclosure to the extent such disclosure would be appropriate at that time.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised the prospectus summary to include disclosure of the Company’s history of operating losses, accumulated deficit and substantial indebtedness.  See page 1 of Amendment No. 1.  The Company confirms that any prospectus supplement used in connection with the Registration Statement will contain similar disclosure to the extent such disclosure would be appropriate at that time.

Comment No. 2

We note that you intend to satisfy the Part III disclosure requirements of your most recent annual report on Form 10-K by incorporating portions of your proxy statement which you will file in connection with your 2012 annual stockholders meeting.  Please ensure that you have made a filing that contains all of the Part III information prior to the time you request acceleration of the effectiveness of your registration statement.

Response to Comment No. 2

On April 27, 2012, the Company filed a Form 10-K/A (Amendment No. 1) for the year ended December 31, 2011 containing all of the information required by Part III of Form 10-K.

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If you should have any questions about this letter, please do not hesitate to call the undersigned at (617) 897-2416.

Sincerely,

/s/ John W. Peacock

John W. Peacock
Chief Accounting Officer